Filed Pursuant to Rule 424(b)(3)

Registration Nos. 333-152394,

333-152394-01 through 333-152394-12

PROSPECTUS SUPPLEMENT

(To Prospectus dated July 28, 2008)

HAWKER BEECHCRAFT ACQUISITION COMPANY, LLC

HAWKER BEECHCRAFT NOTES COMPANY

$400,000,000 8.5% Senior Fixed Rate Notes due April 1, 2015

$400,000,000 8.875%/9.625% Senior PIK-Election Notes due April 1, 2015

$300,000,000 9.75% Senior Subordinated Notes due April 1, 2017

Attached hereto and incorporated by reference herein is our Current Report on Form 8-K, filed with the Securities and Exchange Commission on March 24, 2009. This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, dated July 28, 2008, with respect to the 8.5% Senior Fixed Rate Notes due April 1, 2015, 8.875%/9.625% Senior PIK-Election Notes due April 1, 2015 and 9.75% Senior Subordinated Notes due April 1, 2017, including any amendments or supplements thereto.

INVESTING IN THE NOTES INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 11 OF THE PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH AN INVESTMENT IN THE NOTES.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus has been prepared for and will be used by Goldman, Sachs & Co. in connection with offers and sales of the notes in market-making transactions. These transactions may occur in the open market or may be privately negotiated, at prices related to prevailing market prices at the time of sale or at negotiated prices. Goldman, Sachs & Co. may act as principal or agent in these transactions. We will not receive any of the proceeds of such sales.

GOLDMAN, SACHS & CO.

March 24, 2009

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (date of earliest event reported) – March 23, 2009

HAWKER BEECHCRAFT ACQUISITION COMPANY, LLC

(Exact name of registrant as specified in its charter)

Delaware	333-147828	71-1018770
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

10511 East Central, Wichita, Kansas	67206
(Address of principal executive offices)	(Zip code)

Registrant’s telephone number, including area code (316) 676-7111

Check the appropriate box below in the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (See General Instruction A.2 below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4c))

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

The Company announced on March 23, 2009 that it has hired Mr. Worth W. Boisture, Jr. (64), as Chairman and President, effective immediately. Mr. Boisture will simultaneously become a Director and Chief Executive Officer of our parent company Hawker Beechcraft, Inc. (“HBI”). Mr. James E. Schuster is retiring from the Company, effective immediately.

The terms of Mr. Boisture’s employment agreement include an annual base salary of $630,000. Effective March 23, 2009, Mr. Boisture will become eligible to participate in the Company’s management incentive plan and receive an annual incentive bonus based upon the achievement of certain individual and Company performance goals determined by the Board of Directors, with a target incentive bonus of 100 % of his annual salary, and a maximum award of 200% of his annual salary. For 2009, Mr. Boisture is guaranteed a minimum $475,000 annual incentive bonus. In addition, the Company has agreed to reimburse Mr. Boisture for the difference between 95% of the average of (i) 2 independent valuations of Mr. Boisture’s home and (ii) the selling price for his home in Savannah, Georgia if such selling price is below 95% of the average of the two valuations.

Mr. Boisture executed a Stock Purchase Agreement, wherein he agreed to purchase 43,750 shares of HBI common stock, such purchase to be made within 20 days of March 23, 2009. A grant of 125,000 Restricted Stock Units was also made to Mr. Boisture on March 23, 2009, with vesting to occur in 20% increments over 5 years, beginning one year from the date of grant, and vesting on each anniversary of the date of grant thereafter. In addition, Mr. Boisture was granted stock options on March 23, 2009. He was granted 621,875 time-vesting options, with vesting to occur in 20% increments over 5 years, beginning one year from the date of grant, and vesting on each anniversary of the date of grant thereafter. Options to purchase 310,938 share of common stock the Company’s Performance-Vesting A and Performance-Vesting B options, respectively were also granted on March 23, 2009. The Performance-Vesting A options vest annually on each anniversary of the date of grant, beginning one year from the date of grant, but become exercisable only in the event there is a Liquidity Event (as defined in the Company’s stock option plan) which results in an 8% Internal Rate of Return (as defined in the Company’s stock option plan) and a Cash on Cash Return of at least 200% (as defined in the stock option agreements). The Performance-Vesting B options vest annually on each anniversary of the date of grant, beginning one year from the date of grant, but become exercisable only in the event there is a Liquidity Event which results in an 8% Internal Rate of Return and a Cash on Cash Return of at least 300%. All restricted stock units and options will become fully vested upon the occurrence of a Transaction (as defined in the Company’s stock option plan).

Upon a termination of employment other than by the Company without Cause or by the Executive for Good Reason (each as defined in the employment agreement) and upon his signing of general release of claims in favor of the Company, Mr. Boisture will be entitled to the sum of one times his base salary plus his target annual bonus for the year of such termination. He will also be entitled to receive a pro-rata portion of any bonus earned for the year of termination based on actual performance results. In addition, upon such termination, the Company will, until the one year anniversary of such termination, pay all applicable premiums under the Consolidated Omnibus Budget Reconciliation Act (COBRA) for Mr. Boisture. Upon any termination of the Executive by the Company without Cause, by the Executive with Good Reason or due to the death or Disability of Mr. Boisture, Mr. Boisture will be entitled to vesting of an additional 20% of the shares subject to his Restricted Stock Units and stock options and the remaining unvested Restricted Stock Units and Options will be forfeited. Mr. Boisture is also subject to non-competition and non-solicitation covenants for the period of his employment and the one year following termination of employment.

Mr. Boisture was President and a partner of Intrepid Aviation Group from 2006 to 2009, and served as President of Net Jets from 2003 to 2006. Prior to 2003, Mr. Boisture served in various roles at Gulfstream Aerospace, including as Executive Vice President from 1994 to 1999 when Gulfstream Aerospace was privately held, and as President of Gulfstream Aerospace and Executive Vice President Aerospace, General Dynamics Corporation, from 1999 to 2003. He also served as President of British Aerospace Corporate Jets from 1991 to 1993, and as Chairman and Chief Executive Officer of Butler Aviation, predecessor to Signature Flight Services, from 1989 to 1991. He is a Trustee of the Falcon Foundation and a member of World Presidents Organization. Mr. Boisture also served as Senior Advisor Aerospace for The Carlyle Group from 2005 to 2009.

Item 9.01.	Financial Statements and Exhibits

The following exhibit is furnished with this report:

Exhibit No.	Description

99.1	Press Release dated March 23, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HAWKER BEECHCRAFT ACQUISITION COMPANY, LLC

By Hawker Beechcraft, Inc., its Sole Member

/s/ Gail E. Lehman
Gail E. Lehman, Vice President, General Counsel and Secretary

Dated: March 24, 2009

Exhibit 99.1

News Release

Press contact:

Nicole Alexander

+1.316.676.3212

nicole_alexander@hawkerbeechcraft.com

www.hawkerbeechcraft.com

Hawker Beechcraft Announces New Chairman and CEO W.W. (Bill) Boisture Jr.

Former Gulfstream and NetJets president brings wealth of industry experience to company

WICHITA, Kan. (March 23, 2009) – Hawker Beechcraft Corporation (HBC) today announced its new Chairman and Chief Executive Officer W.W. (Bill) Boisture Jr. The former president of industry-leading companies NetJets and Gulfstream Aerospace Corporation brings more than 30 years of aviation experience to HBC.

“Bill is the right person at exactly the right time,” said Sanjeev Mehra, Managing Director of Goldman Sachs and Chairman of the Board of Directors of Hawker Beechcraft Inc. “His proven ability to drive customer satisfaction and value has never been more important than in this challenging economic environment. I am delighted to welcome Bill to HBC.”

Boisture is the former President of NetJets, Gulfstream Aerospace Corporation and British Aerospace Corporate Jets (a forerunner to Hawker), and the former Chairman and CEO of Butler Aviation. Most recently, he was the President of Intrepid Aviation, a privately held commercial aircraft lessor, and a senior advisor for aerospace at The Carlyle Group.

“As a former leader of NetJets, Gulfstream Aerospace Corporation and British Aerospace Corporate Jets, Bill has the unique experience of having been an HBC customer, competitor and leader,” said Nigel Wright, managing director of ONEX Corporation and a member of the Board of Directors of Hawker Beechcraft Inc. “In addition, as a graduate of the Air Force Academy and a decorated Air Force veteran, he brings expertise and insight to the government business aspect of our company.”

-More-

Hawker Beechcraft Announces New Chairman and CEO W.W. (Bill) Boisture Jr.-Page 2

“This is an outstanding opportunity,” said Boisture. “Hawker Beechcraft has the broadest product line-up in the industry, is a leader in advanced technology with its composite aircraft and is well-positioned to succeed coming out of this downturn. Further, I have already seen incredible support from our owners, Goldman Sachs and Onex, and am confident this will be a wonderful partnership.”

Boisture was a fighter pilot in the U.S. Air Force (USAF) and graduated from the USAF Fighter Weapons School and the U.S. Navy Fighter Weapons School (“Topgun” school). He was honorably discharged as a major after 11 years of service. Boisture also has a commercial instrument rating and continues to be an active pilot logging more than 500 hours in the past two years.

Boisture earned his bachelor’s in engineering management from the U.S. Air Force Academy and his master’s in business administration from the University of New Haven. He was on the board of directors for the Association of Graduates of the Air Force Academy for eight years and continues as a trustee of the Falcon Foundation and a member of World Presidents’ Organization.

Boisture succeeds Jim Schuster, who announced his retirement in November.

“We thank Jim for his service and contributions to HBC during his nearly eight years as CEO,” said Mehra. “During his tenure, the company achieved a record order backlog, certified more new models than any other general aviation company and delivered the first Hawker 4000 – HBC’s flagship aircraft and the world’s first composite super-midsize business jet. We wish Jim all the best in his retirement.”

Hawker Beechcraft Corporation is a world-leading manufacturer of business, special mission and trainer aircraft – designing, marketing and supporting aviation products and services for businesses, governments and individuals worldwide. The company’s headquarters and major facilities are located in Wichita, Kan., with operations in Salina, Kan.; Little Rock, Ark.; Chester, England, U.K.; and Chihuahua, Mexico. The company leads the industry with the largest number of factory-owned service centers and has a global network of more than 100 factory-owned and authorized service centers. For more information, visit www.hawkerbeechcraft.com.

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Hawker Beechcraft Announces New Chairman and CEO W.W. (Bill) Boisture Jr.-Page 3

This release may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical fact, including statements that address activities, events or developments that we or our management intend, expect, project, believe or anticipate will or may occur in the future are forward-looking statements. Forward-looking statements are based on management’s assumptions and assessments in light of past experience and trends, current conditions, expected future developments and other relevant factors. They are not guarantees of future performance, and actual results may differ significantly from those envisaged by our forward-looking statements. Among the factors that could cause actual results to differ materially from those described or implied in the forward-looking statements are general business and economic conditions, production delays resulting from lack of regulatory certifications and other factors, competition in our existing and future markets, lack of market acceptance of our products and services, the substantial leverage and debt service resulting from our indebtedness, loss or retirement of key executives and other risks disclosed in our filings with the Securities and Exchange Commission.